FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	September	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces Support for Microsoft Office Communications Server 2007 on BlackBerry Enterprise Solution	3
2.	RIM Announces Further Details for BlackBerry Developer Conference	3

Document 1

September 19, 2008

FOR IMMEDIATE RELEASE

RIM Announces Support for Microsoft Office Communications Server 2007 on BlackBerry Enterprise Solution

Enhances Enterprise Instant Messaging and Presence Experience

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced support for Microsoft® Office Communications Server 2007 providing an enhanced real time instant messaging and presence experience for corporate customers using the BlackBerry® Enterprise Solution.

Support for Office Communications Server 2007 advances the features and functionality already available on the BlackBerry® platform for Microsoft® Live Communications Server 2005. The new offering includes an instant messaging application (BlackBerry IM client) for BlackBerry smartphones that provides enhanced presence information and deeper integration with core BlackBerry smartphone applications including the phone, browser, address book and calendar for a highly intuitive and interactive experience.

Key features of the complete solution, which requires BlackBerry® Enterprise Server 4.1.6 or higher, handsets running BlackBerry Device Software 4.1 or higher, and the new BlackBerry IM client for use with Office Communications Server 2007, include:

•

One-to-one or multi-party instant messaging – Engage in one-to-one or multi-party instant messaging sessions from a BlackBerry smartphone. Users can also send instant messages with hyperlinks included that can initiate an email, phone call or launch a web page and can save conversations to the smartphone for archiving or sharing via email.

•

New presence statuses – In addition to setting their presence status as Available, Busy, Do Not Disturb, Be Right Back, Away, or Offline, BlackBerry smartphone users can now create a customized notification about their location, such as “home” or “office”.

•

Auto presence setting based on activity – View the presence of others automatically based on activity from their desktop computer, desk phone (requires integration between an organization's PBX system and Office Communications Server 2007), and activities scheduled in their Microsoft Outlook calendar, which can show a more granular level of presence with notifications such as “Out of Office” and “In a Meeting”.

•

Control access to presence and contact information – Users can control who sees their presence by setting their availability to individuals, teams, the entire company, and people outside the organization, or they can block the information outright.

•

Click to communicate from contact list – From within the BlackBerry IM client, users can click on a contact in the contact list and select to initiate a phone call, email, MMS or SMS with the contact. Users can also initiate an instant messaging session with a contact from within the BlackBerry Address Book.

•	Picture association in contact list – Users can associate a photo to each contact in their list.

•	Determine presence of contacts from address book, receive alerts – View the presence information of a contact in the BlackBerry Address Book and receive an alert when a person becomes available.

•

Usage controls for the enterprise – New IT settings and controls have been added to BlackBerry Enterprise Server allowing administrators to control access by individual users or groups as well as control specific functionality, such as the ability to save conversations.

•

Market-leading security – Leverages the market-leading security and encryption of the BlackBerry Enterprise Solution to help ensure that presence information and conversations remain protected and secure.

•	Ease of deployment – The BlackBerry IM client can be easily deployed via side loading or over the air. IT administrators can also 'push' the application to users through BlackBerry® Enterprise Server.

•

Optimized for mobility – BlackBerry smartphone users benefit from the BlackBerry platform’s push-based architecture, supporting battery efficiency, network optimization and automatic delivery of instant messages, even while the application is running in the background.

The new BlackBerry IM client for use with Office Communications Server 2007 is a powerful choice for large and small organizations alike. Tayside Fire and Rescue in Scotland, which provides planning, community safety as well as fire and other emergency response services to over 400,000 people throughout the Tayside area located in the North East of the UK, recently extended their Office Communications Server 2007 capabilities for instant messaging and presence on the BlackBerry platform as part of their strategy to strengthen the reliability and responsiveness of communications for their services.

“Instant messaging and presence on the BlackBerry platform is improving our ability to find members of our mission critical teams that are often mobile, and bring them together quickly into live and interactive meetings, regardless of their locations,” said Gary Bellfield, Information and Communications Technology Manager at Tayside Fire and Rescue. “Mobile access is an essential component of our complete unified communications initiative, and we trust the BlackBerry solution to support our mobile instant messaging capabilities in a highly reliable, secure and intuitive way.”

“BlackBerry support for Microsoft Office Communications Server 2007 brings the latest advances in enterprise instant messaging and presence into a seamless user experience on BlackBerry smartphones for businesses and government organizations,” said Mark Guibert, Vice President, Corporate Marketing, Research In Motion. “The complete solution presents opportunities for significant gains in productivity and responsiveness for teams in an increasingly mobile world.”

Support for Microsoft Office Communications Server 2007 requires BlackBerry® Enterprise Server 4.1.6 or higher, handsets running BlackBerry Device Software 4.1 or higher, and the new BlackBerry IM client for use with Office Communications Server 2007.

For more information, visit www.blackberry.com/go/ocsdownload.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

September 19, 2008

FOR IMMEDIATE RELEASE

RIM Announces Further Details for BlackBerry Developer Conference

Agenda Includes Five Tracks, Over 75 Sessions, Developer Awards and a Keynote Address by Mike Lazaridis

Waterloo, ON –Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced further details about the BlackBerry® Developer Conference, which will take place October 20 - 22, 2008 in Santa Clara, California. The agenda includes an opening keynote address by RIM founder, president and co-CEO Mike Lazaridis, as well as five tracks, over 75 sessions, and the opportunity to hear first-hand about the winners of the BlackBerry Partners Fund™ Developer Challenge.

The BlackBerry Developer Conference is a unique developer community event that will bring together developers, architects, industry technical experts, RIM staff, and key partners for in-depth knowledge sharing, skills development, discussions and networking about developing mobile applications for the BlackBerry® platform. The conference will feature keynote presentations by thought leaders and innovators, general sessions, hands-on workshops, roundtable discussions, Birds of a Feather sessions, opportunities for pre-scheduled one-on-one meetings with RIM experts, networking opportunities with RIM developers and the extended developer community, and an exhibit hall showcasing solutions for developers.

“The BlackBerry Developer Conference is designed to support our wireless ecosystem and help foster innovation on the BlackBerry platform by strengthening the skills and in-depth knowledge of corporate and commercial developers alike,” said Mike Lazaridis, president and co-CEO, Research In Motion. “With over 40 million BlackBerry smartphones sold today, the BlackBerry platform provides developers with a proven and growing opportunity to add value in the mobile marketplace through the creation of compelling, mobile-savvy applications for businesses and consumers.”

Keynote Address by Mike Lazaridis

Mike Lazaridis will kick off the BlackBerry Developer Conference with a keynote address, which will also be available via webcast at www.blackberrydeveloperconference.com/webcasts.

Mike has been one of the key visionaries behind the BlackBerry platform since its debut almost 10 years ago and will discuss the promising opportunities for developers to grow their businesses through the creation of innovative applications for the BlackBerry platform.

Five Tracks and Over 75 Sessions, Including a New “Future Trends and Technologies for Mobile Developers” Track

Five tracks featuring over 75 sessions are part of this year’s agenda, including a new “Future Trends and Technologies for Mobile Developers” track. Sessions will be led by expert developers from RIM as well as members of the BlackBerry developer community.

Below is an overview of the five tracks. To view the complete session catalog, visit www.blackberrydeveloperconference.com/catalog.

•	Managing Development and Deployment – Hear presentations by members of the developer community about creating customized build and testing environments, and taking applications to market.

•

The Ins and Outs of Java Development – Find out what’s new in the latest installment of the BlackBerry Java Development Environment (JDE). Speak to the experts, gain practical insights, and review sample code for mobile applications that include rich media content, location-based services, and tight integration with core applications on new BlackBerry smartphones, including the BlackBerry® Bold™ and BlackBerry® Pearl™ Flip 8220.

•

Next Generation Mobile Web Applications – Discover ways to extend web-based applications and content services to BlackBerry smartphone users whether on the Internet or a corporate intranet using AJAX, JavaScript and custom Java code.

•

Mobile Applications for the Enterprise – For developers creating applications for corporate use, this track covers the gamut – from the basics of integrating mobile applications with enterprise application servers to developing, deploying and managing wireless applications in conjunction with the BlackBerry® Enterprise Solution.

•

New - Future Trends and Technologies for Mobile Developers – Interactive sessions led by the development team at Research In Motion (RIM) focus on the future of wireless application development for the BlackBerry platform. Live demonstrations of new and upcoming tools and APIs preview where the BlackBerry platform is going.

One-on-One Meeting Program with RIM Experts

Conference delegates will have the opportunity to schedule private, one-on-one meetings with RIM experts and set the agenda for in-depth discussions that focus on the development of mobile applications on the BlackBerry platform. A number of RIM experts will be available to discuss topics in the following categories:

•	Developer Tools
•	Java APIs and JVM/OS
•	BlackBerry® Browser
•	Consumer Platform Services and APIs
•	Enterprise Platform Services and APIs

Conference delegates can schedule a one-on-one meeting at www.blackberrydeveloperconference.com/one-on-one.

Extended Hours for Hands-on Labs

Hands-on labs have been extended to provide conference attendees with more time to explore the latest tools for creating mobile applications on the BlackBerry platform. Expert developers from RIM will also be on hand in the labs to answer questions. The labs will take place October 20-22. For up-to-date schedules, visit www.blackberrydeveloperconference.com/sessions/labs.aspx.

Separate labs will be held for each major BlackBerry developer tool, including:

•

BlackBerry JDE Plug-in for Eclipse – Learn from BlackBerry Experts about developing Java-based applications in the Eclipse™ Integrated Development Environment (IDE) using the BlackBerry® JDE Plug-in for Eclipse™. The plug-in offers a familiar way for Java developers to create and test mobile applications that are optimized for BlackBerry® smartphones.

•

BlackBerry Plug-in for Visual Studio – Find out how to leverage Visual Studio and take advantage of the features of BlackBerry® MDS and Web technology to rapidly build applications to mobilize back-end enterprise systems. Topics range from how to write and debug a simple wireless application, to using existing on-device applications including location information.

•

BlackBerry Mobile Data System (MDS) Studio – Get hands-on with the latest version of the BlackBerry® MDS Studio Rapid Application Development environment with assistance from RIM representatives. Learn how to leverage this Eclipse® plug-in and take advantage of the features of BlackBerry MDS technology to rapidly build applications to mobilize back-end enterprise systems. Topics range from how to write and debug a simple wireless application, to leveraging existing on-device applications including location information.

•	Plazmic Content Developer Kit - Create rich interactive content and incorporate animation, customized home screens and themes using the latest version of the Plazmic Content Developer Kit.

BlackBerry Developer Challenge Winners to be Announced

Winners of the BlackBerry Partners Fund™ Developer Challenge for BlackBerry Developers will be announced at the general session on Tuesday, October 21. Categories include:

•	Most Innovative Game
•	Most Innovative Multimedia Application
•	Most Innovative Personal Productivity and Lifestyle Application
•	Most Innovative Enterprise Application
•	Most Innovative Web Application

Three finalists will be chosen for each category for a total of 15 winners. Two grand prize winners will receive a US$150,000 investment (subject to terms and conditions) from the BlackBerry Partners Fund. Other prizes are also available. Submission deadline is September 30. For more information about the Challenge, visit www.blackberrypartnersfund.com/challenge.

For more information ...

For the latest news and information about the BlackBerry Developer Conference, and to register, visit www.blackberrydeveloperconference.com.

Visit the BlackBerry Developer Zone at www.blackberry.com/developers for the latest news, information and updates for BlackBerry developers leading up to the conference and throughout the year.

Also, visit the new BlackBerry Developer Video Library at www.blackberry.com/go/developervideolibrary to view a variety of instructional videos.

Sign up for the new BlackBerry Developer Newsletter at http://na.blackberry.com/eng/developers/resources/newsletter.jsp.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 19, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer